SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-13536

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Macy's, Inc. Executive Deferred Compensation Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Macy's, Inc. 7 West Seventh Street Cincinnati, Ohio 45202 and 151 West 34th Street New York, New York 10001

MACY'S, INC. EXECUTIVE DEFERRED COMPENSATION PLAN

Financial Statements

As of December 31, 2010 and 2009 and for

the Years Ended December 31, 2010, 2009 and 2008

With Report of Independent Registered Public Accounting Firm

MACY'S, INC. EXECUTIVE DEFERRED COMPENSATION PLAN

Index

Report of Independent Registered Public Accounting Firm                                                              1

Statements of Net Assets Available for Plan Benefits -

    December 31, 2010 and 2009                                                                                                          2

Statements of Changes in Net Assets Available for Plan Benefits -

    Years Ended December 31, 2010, 2009 and 2008                                                                       3-5

Notes to Financial Statements                                                                                                          6-9

 Report of Independent Registered Public Accounting Firm

Pension and Profit Sharing Committee
Macy's, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of Macy's, Inc. Executive Deferred Compensation Plan (the "Plan") as of December 31, 2010 and 2009, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2010.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Cincinnati, Ohio
March 30, 2011

MACY'S, INC. EXECUTIVE DEFERRED COMPENSATION PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2010 and 2009

	2010	2009

Receivables from Macy's, Inc. - Cash Credits.....................	$27,533,166	$30,112,007

Macy's, Inc. common stock – 931,855 shares with a cost basis of $18,248,762 at December 31, 2010 and 1,035,715 shares with a cost basis of $20,316,829 at December 31, 2009 .. .....	23,575,933	17,358,585

Net assets available for plan benefits..................................	$51,109,099	$47,470,592

The accompanying notes are an integral part of these financial statements.

MACY'S, INC. EXECUTIVE DEFERRED COMPENSATION PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2010

	Cash Credits	Stock Credits	Total

Interest income.......................................................	$ 516,894	$ -	$ 516,894

Dividend income....................................................	-	186,796	186,796

Unrealized appreciation on Macy's, Inc. common stock...................................................	-	7,677,133	7,677,133

Participant contributions.........................................	946,003	734,175	1,680,178

Total additions.................................................	1,462,897	8,598,104	10,061,001

Distributions...........................................................	4,041,738	2,380,756	6,422,494

Net additions (reductions) to net assets available for plan benefits........................	(2,578,841)	6,217,348	3,638,507

Net assets available for plan benefits:
Beginning of year................................................	30,112,007	17,358,585	47,470,592
End of year.........................................................	$27,533,166	$23,575,933	$51,109,099

The accompanying notes are an integral part of these financial statements.

MACY'S, INC. EXECUTIVE DEFERRED COMPENSATION PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2009

	Cash Credits	Stock Credits	Total

Interest income.......................................................	$ 674,545	$ -	$ 674,545

Dividend income....................................................	-	202,785	202,785

Unrealized appreciation on Macy’s, Inc. common stock...................................................	-	6,440,182	6,440,182

Participant contributions.........................................	909,687	441,595	1,351,282

Total additions.................................................	1,584,232	7,084,562	8,668,794

Distributions...........................................................	2,467,409	496,653	2,964,062

Net additions (reductions) to net assets available for plan benefits........................	(883,177)	6,587,909	5,704,732

Net assets available for plan benefits:
Beginning of year................................................	30,995,184	10,770,676	41,765,860
End of year.........................................................	$30,112,007	$17,358,585	$47,470,592

The accompanying notes are an integral part of these financial statements.

MACY'S, INC. EXECUTIVE DEFERRED COMPENSATION PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2008

	Cash Credits	Stock Credits	Total

Interest income...................................................	$ 763,213	$ -	$ 763,213

Dividend income................................................	-	519,658	519,658

Unrealized depreciation on Macy's, Inc. common stock...............................................	-	(15,033,387)	(15,033,387)

Participant contributions.....................................	2,191,295	1,156,457	3,347,752

Total additions (reductions)..........................	2,954,508	(13,357,272)	(10,402,764)

Distributions.......................................................	2,545,788	1,651,091	4,196,879

Net additions (reductions) to net assets available for plan benefits....................	408,720	(15,008,363)	(14,599,643)

Net assets available for plan benefits:
Beginning of year............................................	30,586,464	25,779,039	56,365,503
End of year.....................................................	$30,995,184	$10,770,676	$41,765,860

The accompanying notes are an integral part of these financial statements.

MACY'S, INC. EXECUTIVE DEFERRED COMPENSATION PLAN

Notes to Financial Statements

December 31, 2010, 2009 and 2008

1.   Description of the Plan

The following brief description of the Macy's, Inc. Executive Deferred Compensation Plan (the "Plan") is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General

The Plan is sponsored by Macy's, Inc. (the "Company").  The Plan, as amended, enables key employees of the Company to defer cash (and prior to January 1, 2005, certain stock option compensation) for personal income tax purposes.  The nonqualified Plan was adopted in 1993 and is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Eligibility and Vesting

The Plan covers key employees, as designated by the Company and defined in the Plan document.  Participation is voluntary and participants can elect to make contributions to the Plan.  Participants are 100% vested in the Plan at all times.

Participant Accounts

An account is maintained for each participant in the Plan, which shows the participant's separate interest in the Cash Credit and Stock Credit portions of the Plan.  If a Cash Credit is elected, the participant's account shall be credited, as of the end of each calendar quarter, with the dollar amount of deferred compensation.  At the end of each calendar quarter, the Cash Credit account shall be credited with interest at a rate equal to one-quarter of the percent per annum on United States Five-Year Treasury Bills as of the last day of such calendar quarter.  If a Stock Credit is elected, the participant’s account shall be credited, as of the end of each calendar quarter, with a stock equivalent which shall be the number of full shares of common stock of the Company that is transferred to or purchased by the Grantor Trust (defined later) with the amount of deferred compensation and with the dollar amount of any part of such credit that is not convertible into a full share.  At the end of each calendar quarter, the Stock Credit account shall be credited with a dividend equivalent as declared by the Company, if any, upon each share of common stock during such calendar quarter.

(continued)

MACY'S, INC. EXECUTIVE DEFERRED COMPENSATION PLAN

Notes to Financial Statements - Continued

December 31, 2010, 2009 and 2008

Participants are eligible for distribution of their benefits upon retirement, death, termination of service, in the event of a designated change of control of the Company and in the event of immediate unexpected financial needs of the participant, as the Plan is not subject to the hardship rules of Section 401 of the Internal Revenue Code.  Participants, prior to termination, may request to receive the balance of their cash and stock credit accounts in one to fifteen approximately equal installments.   Such requests are subject to the Pension and Profit Sharing Committee of Macy's, Inc.'s approval.

Participants also have the ability to defer cash compensation on a short-term basis, for a minimum of five years.  At the time of such deferral election, participants may request to receive the balance of this short-term deferral account in one to fifteen approximately equal installments.  Notwithstanding, participants are eligible for distribution of this short-term account as well as other balances due to them under the Plan upon retirement, death, termination of service, in the event of a designated change of control of the Company and in the event of immediate unexpected financial needs of the participant, as the Plan is not subject to the hardship rules of Section 401 of the Internal Revenue Code.

For deferrals to the Plan on or after January 1, 2005, participants must make an election to receive the balance of these cash and stock credit accounts in one to fifteen approximately equal installments prior to the deferral.  Subsequent changes are subject to restrictions.  If no election is made, the cash and stock credit accounts will be paid out in five approximately equal installments.

Grantor Trust

The Company established a Grantor (Rabbi) Trust, a wholly owned subsidiary of the Company, intended to meet the safe harbor provisions of and to comply with the material requirements of the model trust as set forth in IRS Rev. Proc. 92-64, for the benefit of participants’ Stock Credits under the Plan.  The Trust shall be governed by and subject to the terms of a trust agreement entered into between the Company, as grantor, and the trustee.

2.      Summary of Significant Accounting Policies

a)      Basis of Presentation

      The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(continued)

MACY'S, INC. EXECUTIVE DEFERRED COMPENSATION PLAN

Notes to Financial Statements - Continued

December 31, 2010, 2009 and 2008

b)   Investments

The Plan's investments consist of receivables from the Company to be settled in cash or common stock of the Company, both of which exceed 5% of net assets available for Plan benefits.  The Company maintains separate book accounts for the benefit of each Plan participant and periodically credits such accounts for deferred compensation, interest and dividend income and distributions. Company shares are allocated to participant accounts based on the share price on the date of purchase.

The common stock of the Company is valued and reported in the Plan's Statements of Net Assets Available for Plan Benefits at quoted market prices in active markets, a Level 1 measurement of the fair value hierarchy, as defined in Accounting Standards Codification Topic 820, "Fair Value Measurements and Disclosures."

At December 31, 2010, there were 62 participants in the Cash Credit portion of the Plan, 56 participants in the Stock Credit portion of the Plan and 221 participants in both the Cash Credit portion and Stock Credit portion of the Plan.

At December 31, 2009, there were 64 participants in the Cash Credit portion of the Plan, 58 participants in the Stock Credit portion of the Plan and 221 participants in both the Cash Credit portion and Stock Credit portion of the Plan.

c)   Risks and Uncertainties

The Plan invests in common stock of the Company.  Securities investments, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility risks.  Due to the general level of risk associated with securities investments and the additional risks associated with investment in a single security, it is at least reasonably possible that a change in the value of the Company’s stock will occur in the near term and that such a change could materially affect the amount reported in the Statement of Net Assets Available for Plan Benefits.

d)   Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

                                                8

(continued)

MACY'S, INC. EXECUTIVE DEFERRED COMPENSATION PLAN

Notes to Financial Statements - Continued

December 31, 2010, 2009 and 2008

3.   Plan Termination

      Although the Company has not expressed any intent to terminate the Plan, it may do so at any time.  In the event the Plan is terminated, all sums credited to individual accounts would be distributed to participants.

4.   Administrative Expenses

      All administrative costs of the Plan are paid by the Company.

5.   Tax Status

The Plan is not subject to Federal income tax.  It is operated as a nonqualified deferred compensation arrangement that effectively defers compensation for individual participants.  The related Grantor (Rabbi) Trust is intended to meet the safe harbor provisions of and to comply with the material requirement of the model trust as set forth in IRS Rev. Proc. 92-64.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Pension and Profit Sharing Committee (which is the administrative committee for the Macy's, Inc. Executive Deferred Compensation Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                    Macy's, Inc. Executive Deferred

                                                                                    Compensation Plan

Dated March 30, 2011                                                 By:       /s/ David W. Clark

                                                                                              David W. Clark

                                                                                              Pension and Profit Sharing Committee

                                                                                              Macy’s, Inc.